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NEWS RELEASE

SHAW ANNOUNCES SENIOR MANAGEMENT CHANGES

CALGARY, AB (November 17, 2010) — Shaw Communications Inc. announced today that Jim Shaw has advanced the company’s previously announced senior management changes to become effective today. Jim Shaw commented, “We are well underway in the integration of the Shaw Media assets and it became clear to Brad and I that it would be best for Brad to assume the role of CEO immediately so that he can move forward with the necessary decisions”.

Brad Shaw has become Chief Executive Officer effective today.

Jim Shaw will continue as Non-Exec Vice Chair and a member of the Board.

Peter Bissonnette will continue as President and a member of the Board.

“There has never been a more exciting time in our industry and I look forward along with our very talented management team to building upon the legacy that my father and brother have established as Chief Executive Officers” said Brad Shaw.

Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging  programming content (through Shaw Media).  Shaw serves 3.4 million customers, through a reliable and extensive fibre network.  Shaw Media includes one of the largest conventional television networks in Canada, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, History Television and Showcase.  Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR).  For more information about Shaw, please visit www.shaw.ca.

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca